

Mail Stop 4628

March 6, 2017

Via E-Mail
Vasant M. Prabhu
Chief Financial Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

> **Re:** **Visa Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 15, 2016**
> **File No. 1-33977**

Dear Mr. Prabhu:

We refer you to our comment letter dated February 9, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jim Hoffmeister
Corporate Controller and Chief Accounting Officer
Visa Inc.

Barbara Jacobs
Assistant Director
Division of Corporation Finance